C-102A Rev 11/03

Amc

FILED

JUN 2 2008

STATE TREASURER

C-UCHC-SUU1

New Jersey Division of Revenue

Certificate of Amendment to the Certificate of Incorporation
(For Use by Domestic Profit Corporations)

Pursuant to the provisions of Section 14A:9-2 (4) and Section 14A:9-4 (3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation.

1. The name of the corporation is:

Akers Biosciences, Inc.

2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 8th day of August, 20 07

Resolved, that Article Fourth of the Certificate of Incorporation be amended to read as follows:

SEE ATTACHED

3. The number of shares outstanding at the time of the adoption of the amendment was:

The total number of shares entitled to vote thereon was: 64,040,758

If the shares of any class or series of shares are entitled to vote thereon as a class, set forth below the designation and number of outstanding shares entitled to vote thereon of each such class or series. (Omit if not applicable).

4. The number of shares voting for and against such amendment is as follows: (If the shares of any class or series are entitled to vote as a class, set forth the number of shares of each such class and series voting for and against the amendment, respectively.)

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
36,778,999	199,968

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, set forth a statement of the manner in which the same shall be effected. (Omit if not applicable)

6. Other provisions. (Omit if not applicable)

BY: [signature] President CEO
(Signature)

Dated this 2nd day of June, 2008

May be executed by the Chairman of the Board, or the President, or a Vice President of the Corporation.

S2019867
J3748856

"FOURTH Capitalization. The total number of shares of stock which the Corporation shall have the authority to issue is two hundred fifteen million (215,000,000) shares, of which two hundred million (200,000,000) shares shall be common stock, without par value ("Common Stock"), and fifteen million (15,000,000) shares shall be preferred stock, without par value ("Preferred Stock"). Each fractional share of Common Stock outstanding on the date hereof shall be combined into and reconstituted as one (1) share of Common Stock. No fractional shares shall be issued upon such combination and reconstitution. If a fractional interest in a share of Common Stock would, except for the provisions of the preceding sentence, be deliverable upon such combination ad reconstitution, in lieu of fractional shares, the Corporation shall pay an amount in cash equal to the fair market value of such fractional interest, as determined by the Corporation's Board of Directors, to each holder of shares of Common Stock to whom such fractional interest would have been deliverable."